INVESTMENT AGREEMENT
FOR
MALIBU COMPOST INC.
PREFERRED STOCK OFFERING

This investment Agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between Malibu Compost Inc., a California corporation (the "**Company**"), and You, the undersigned investor ("**Investor**").

1.   Subscription. Investor hereby subscribes for and agrees to purchase shares of Preferred Stock (the "**Preferred Stock**") of the Company at $7.50 per share subject to the terms and conditions set forth in this Agreement. This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933.

In order to purchase Preferred Stock, Investor must:

a.   Complete and sign this Agreement and return it to the Company. If you are completing the agreement electronically on the WeFunder portal, follow the instructions provided on the WeFunder portal. If you are completing in paper, mail the completed agreement to the Company at:

Malibu Compost Inc.
1331 8th St. Suite E
Berkeley, California 94710

b.   Provide payment for the full purchase price for the Preferred Stock, following instructions on the WeFunder portal. The investment process will proceed as described on the WeFunder portal.

2.   Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares of Preferred Stock than Investor subscribes to purchase or may choose not to sell any shares of Preferred Stock to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase shares of the Preferred Stock at seven and 50/100 dollars ($7.50) per share, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3.   Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to, and covenants with, the Company that:

a.   Acknowledgment. Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal, including but not limited to the Form C and all of its exhibits.

1

b.   <u>Evaluate Risks</u>. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

c.   <u>Investor Advised to Seek Representation</u>. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Preferred Stock constitutes legal, tax, or investment advice. Investor has been advised to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Preferred Stock.

d.   <u>Limitations on Transfers</u>. Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any shares of Preferred Stock except in compliance with this Agreement, the Company's Articles of Incorporation, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder.

1.   Investor acknowledges that the Shares will be imprinted with the following legends that limit their transfer:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities laws, and may not be transferred unless such transfer is registered under the Act and such laws or qualifies for an exemption therefrom.

2.   Investor acknowledges that, in accordance with the Company's articles of incorporation, no Shares may be transferred unless the Company is reasonably satisfied prior to such transfer that registration under the Securities Act of 1933 and the applicable securities laws of any other jurisdiction is not required in connection with or as a result of such transfer; and that the articles of incorporation further provide that no Shares may be transferred if, as a result of the transfer, the record number of holders of the Company's equity securities would exceed that number which would subject the Corporation to filing requirements under section 12(g) of the Securities Exchange Act of 1934 (or any successor or similar law).

3.   Investor further acknowledges that for a period of one year beginning when the Shares are issued, such Shares may not be transferred except:
a.   to the Company;
b.   to an accredited investor, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933;
c.   as part of an offering registered with the US Securities and Exchange Commission; or

d.　to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

e.　Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

f.　Indemnity. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

g.　Investment Limits. Investor's subscription amount, when added to all other investments Investor has made over the previous 12 months in offerings under Regulation CF (Title II of the JOBS Act), together do not exceed the following limitations:

1. If Investor's annual income OR net worth is less than $107,000, the maximum aggregate investment is the greater of:
   - $2,200 or
   - 5% of the lesser of Investor's annual income or net worth

2. If Investor's annual income AND net worth are both more than $107,000, the maximum aggregate investment is 10% of the lesser of Investor's annual income or net worth.

3. The aggregate investment in such offerings over the 12 month period may not exceed $107,000 regardless of Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

4.	No Recommendation. Investor acknowledges that the Shares have not been recommended by any federal or state authority or regulatory commission, nor have they confirmed the accuracy or determined the adequacy of the Company's disclosures; and that no business technical service provider has assessed the merits of this offering.

5.	No Revocation. Once an Investor has executed an Investment Agreement and submitted funds, such subscription may not be revoked without the consent of the Company.

6.	General Provisions.

a.	Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided in section 1 above, or to the Investor at the address provided on the signature page below.

b.	Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

d.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

e.	Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

f.	Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

g.	Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Preferred Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

7.   Execution. By signing and submitting this Agreement Investor agrees to purchase Preferred Stock at seven and 50/100 dollars ($7.50) per Share according to the terms set forth herein as follows:

[WeFunder Standard Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: ___[SHARES]___

Aggregate Purchase Price: _$[AMOUNT]___

COMPANY:
Malibu Compost Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]___

Title: ___[FOUNDER_TITLE]___

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: *Investor Signature* _____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

4063372

FILED JPM
Secretary of State
State of California

SEP 1 1 2017

ARTICLES OF INCORPORATION
of
MALIBU COMPOST INC.
with
STATEMENT OF CONVERSION

ARTICLE I:

NAME

The name of the Corporation is MALIBU COMPOST INC. (the "**Corporation**" or the "**Company**").

ARTICLE II:

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

This Corporation is a benefit corporation.

ARTICLE III:

STATEMENT OF CONVERSION

The name of the converting California limited liability company is Malibu Compost LLC. The limited liability company's California Secretary of State file number is 200918910068. The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote, and pursuant to the limited liability company's operating agreement and Corporations Code section 14601(d)(2) the vote required is two-thirds in interest of the members. The limited liability company is converting into a California stock corporation.

ARTICLE IV:

AUTHORIZED STOCK

This Corporation is authorized to issue three classes of stock to be designated, respectively, "**Class A Common Stock,**" "**Class F Common Stock**" and "**Preferred Stock.**" The total number of shares which the Corporation is authorized to issue is ten million (10,000,000) shares; eight million (8,000,000) shares of which shall be Class A Common Stock, one million (1,000,000) shares of which shall be Class F Common Stock, and one million

(1,000,000) shares of which shall be Preferred Stock. The Preferred Stock, the Class A Common Stock, and the Class F Common Stock shall each have a par value of one hundredth of a dollar ($0.01) per share. The rights, preferences, privileges and restrictions of the Class A Common Stock and the Class F Common Stock (together sometimes referred to as the "**Common Stock**") shall be identical (neither class having any preference over the other with respect to the distribution of assets on liquidation or with respect to the payment of dividends) except that each share of Class A Common Stock shall have one (1) vote and each share of Class F Common Stock shall have ten (10) votes on any matter subject to a vote by shareholders. Two hundred thousand (200,000) shares of Preferred Stock are hereby designated "**Series A Preferred Stock**" (the "**Series A Preferred**"). With respect to the remaining Eight Hundred Thousand (800,000) shares of Preferred Stock, the board of directors of the Corporation, by resolution only and without further action or approval, may cause the Corporation to issue one or more series of Preferred Stock, which series may have such voting powers, full or limited, or no voting powers (except as provided by law and except that no series of Preferred Stock shall have more than one vote per share), and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors (with respect to any wholly unissued series only), and to fix the number of shares constituting any series and to increase or decrease the number of shares of any such series, subject to any limitations or voting requirements as may be required by applicable law.

ARTICLE V:

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

The rights, preferences, privileges, restrictions granted to and imposed on, and other matters relating to, the Series A Preferred and the Common Stock are as follows:

1.   **DEFINITIONS.** For the purposes of this Article V, the following definitions apply:

1.1   "**Board**" shall mean the Board of Directors of the Corporation.

1.2   "**Common Stock Dividend**" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.3   "**Dividend Rate**" shall mean five percent (5%), or Thirty-Seven and One-Half Cents ($0.375) per share per annum for the Series A Preferred Stock (as adjusted for any future stock dividends, combinations, splits recapitalizations and the like with respect to such shares).

1.4   "**Original Issue Price**" shall mean Seven and 50/100 Dollars ($7.50) per share for the Series A Preferred Stock. Each Original Issue Price shall be as adjusted for any future stock splits, stock dividends, recapitalizations or the like, with respect to the Series A Preferred.

1.5   "**Permitted Repurchases**" shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares.

2.   DIVIDEND RIGHTS.

2.1   Series A Preferred Stock. The holders of the then outstanding Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, cumulative dividends at the annual Dividend Rate for the Series A Preferred Stock, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). Such dividends shall begin to accrue on each share of Series A Preferred Stock on the later of July 1, 2018, or the date on which such share of Series A Preferred Stock is issued by the Corporation, and shall thereafter accrue from day to day until paid, whether or not earned or declared. No accumulation of dividends on the Series A Preferred Stock shall bear any interest. To the extent that dividends are not declared by the Board, they will continue to accrue, but no payments upon such accrued and undeclared dividends will be due to holders of Series A Preferred, subject to Section 3 and 4 below. The Board has sole discretion as to if and/or when dividends may be declared, or not, subject to any requirements of the California Corporations Code. Unless the full amount of any accrued and unpaid cumulative dividends accrued on the Series A Preferred Stock shall have been paid or declared in full and a sum sufficient for the payment thereof reserved and set apart, no dividend (other than a Common Stock Dividend) shall be paid or declared on any Common Stock; provided, however, that this restriction shall not apply to Permitted Repurchases.

2.2   No Participation Rights. If, after dividends in the full preferential amounts specified in this Section 2 for the Series A Preferred Stock have been paid or declared and set apart in any calendar year of the Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared solely on the Common Stock.

3.   LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets that may be legally distributed to the Corporation's shareholders (the "**Available Funds and Assets**") shall be distributed to shareholders in the following manner:

3.1   Series A Preferred Stock. The holder of each share of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution setting apart of any payment or distribution of any Available Funds and Assets on Shares of Common Stock), an amount per share equal to the Original Issue Price of the Series A Preferred Stock plus all accrued and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Series A Preferred Stock with respect to such liquidation, dissolution or winding up (the "**Preference Amount**"). If upon any liquidation, dissolution or winding up of the Corporation, the Available Funds and Assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the Available Funds and Assets shall be distributed among the holders of the then outstanding Series A Preferred Stock pro rata according to the number of outstanding shares of Series A Preferred Stock held by each holder thereof.

3.2   Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series A Preferred Stock of their full preferential amounts described above in this Section 3, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

3.3   Deemed Liquidation Events. Each of the following transactions shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms are used in this Section 3: (a) any reorganization by way of share exchange, consolidation or merger, in one transaction or series of related transactions (each, a "**combination transaction**"), in which the Corporation is a constituent corporation or is a party with another entity if, as a result of such combination transaction, the voting securities of the Corporation that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an "Acquiring Shareholder", as defined below) do not represent, or are not converted into, securities of the surviving entity of such combination transaction (or such surviving entity's parent entity if the surviving entity is owned by the parent entity) that, immediately after the consummation of such combination transaction, together possess at least a majority of the total voting power of all securities of such surviving entity (or its parent entity, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent entity, if applicable) that are held by the Acquiring Shareholder; or (b) a sale of all or substantially all of the assets of the Corporation, that is followed by the distribution of the proceeds to the Company's shareholders. For purposes of this Section 3.4, an "**Acquiring Shareholder**" means a shareholder or shareholders of the Corporation that (i) merges or combines with the Corporation in such combination transaction or (ii) owns or controls a majority of the voting power of another entity that merges or combines with the Corporation in such combination transaction.

4.   **REDEMPTION.**

4.1   Redemption by Company. Subject to any liquidation preference rights which may have been previously invoked under Section 3 hereof, to the extent that any outstanding shares of Series A Preferred have not been previously redeemed at any time on or prior to July 8, 2022 (the "**Redemption Start Date**"), the Corporation may, at the option of the Board, redeem in whole or in part at any time on or after the Redemption Start Date, shares of Series A Preferred held by all or any number of selected holders of Series A Preferred Stock, as such holders may be selected by the Board in its sole discretion, in cash at the Redemption Price specified in subsection **4.3** below, subject to the legal availability of funds therefor; and provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption.

4.2   Company Redemption Notice. At least sixty (60) days prior to the date upon which the Corporation intends to effect a redemption pursuant to section **4.1** above (such date, a "**Company Redemption Date**"), written notice shall be mailed by the Corporation, postage prepaid, to each holder of Series A Preferred Stock to be redeemed (the "**Redeemed Holders**"), at the address last shown on the records of the Corporation for such Redeemed Holder or given by such holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, specifying the subsection hereof under which such redemption is being effected, the Company Redemption Date, the applicable Redemption Price, the number of such holder's shares of Series A Preferred Stock to be redeemed, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate or certificates representing the shares to be redeemed (the "**Company Redemption Notice**").

4.3   Redemption Price. The redemption price for each share of Series A Preferred Stock shall be an amount in cash equal to the Original Issue Price for the Series A Preferred Stock (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to the shares) plus the amount of all accrued and unpaid dividends thereon (the "**Redemption Price**").

4.5   Surrender of Certificates. On or before each designated Company Redemption Date, each holder of Series A Preferred Stock to be redeemed shall surrender the certificate(s) representing such shares of Series A Preferred Stock to be redeemed to the Corporation, in the manner and at the place designated in the Company Redemption Notice, if any, or at the place where the principal executive office of the Corporation is located, and thereupon the redemption price for such shares shall be payable to the order of the holder whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be cancelled and retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

4.6   Effect of Redemption. If the Company Redemption Notice ("**Redemption Notice**") shall have been duly given, and if on the Redemption Date the Redemption Price is either paid or made available for payment through the deposit arrangements specified in subsection 4.7 below, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, all dividends with respect to such shares shall cease to accrue after such Redemption Date, such shares shall not thereafter be transferred on the Corporation's books and the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate(s) therefor.

4.7   Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation may, at its option, deposit with a bank or trust company in the State of California having a capital and surplus of at least Fifty Million Dollars ($50,000,000), as a trust fund, a sum equal to the aggregate Redemption Price for all shares of Series A Preferred Stock called for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay, on or after the Redemption Date, the Redemption Price to the respective holders upon the surrender of their share certificates. From and after the Redemption Date, the shares so called for redemption shall be redeemed. The deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date, the shares shall be deemed to be no longer outstanding, all dividends with respect to such shares shall cease to accrue and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the

Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Any funds so deposited and unclaimed at the end of one (1) year from the Redemption Date shall be released or repaid to the Corporation, after which time the holders of shares called for redemption who have not claimed such funds shall be entitled to receive payment of the Redemption Price only from the Corporation.

5.   **CONVERSION.** At any time on or after January 1, 2019 (the "**Conversion Start Date**"), any holder of outstanding shares of Series A Preferred Stock may elect to convert such shares into an equal number of fully paid and nonassessable shares of Class A Common Stock, subject to the availability of authorized but unissued shares of Class A Common Stock. All shares of Series A Preferred Stock so converted will, as of the effective date of such conversion as declared by the Board, be no longer deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate as of such effective date, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends accrued but unpaid thereon. In the event that, prior to a conversion, the Class A Common Stock is subject to a stock split, stock dividend or other similar transaction involving the issuance of Class A Common Stock without consideration paid therefor, and the Series A Preferred Stock is not affected on an equal basis, then the shares of Common Stock into which the Series A Preferred Stock may be converted, as provided in this section, will be adjusted accordingly. No fractional shares of Class A Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board.

6.   **VOTING RIGHTS.**

6.1   <u>Non-Voting Stock</u>. The Series A Preferred Stock is NON-voting, except as provided by law and except as provided below.

6.2   <u>Board</u>. The holders of record of the outstanding shares of Common Stock of the Corporation shall be entitled to elect all directors of the Corporation, *provided, however*, that in the event that eight (8) quarterly (or the equivalent annual or semi-annual, as applicable) declared dividends on any outstanding shares of the Series A Preferred Stock remain unpaid, the holders of record of the outstanding shares of Series A Preferred Stock (voting as a class together with any other then-outstanding series of Preferred Stock with similar rights), shall have the right, but not the obligation, to elect a majority of the directors of the Corporation ("**Preferred Election Right**"), with the remaining directors elected by the holders of Common Stock. The Preferred Election Right shall remain in place until such time as all accrued and unpaid of dividends due to holders of Series A Preferred Stock have been paid in full.

ARTICLE VI:

RESTRICTIONS ON TRANSFER OF SHARES

1.   **RESTRICTIONS ON TRANSFERABILITY.** No shares of any class or series of the Corporation's stock (the "**Shares**") shall be transferred (as that term is defined below), except in accordance with the conditions set forth in this Article VI, and the Corporation shall not register

in its books the transfer of any Shares unless such Transfer has been effected in accordance with the terms set forth below.

2. **COMPLIANCE WITH SECURITIES LAWS.** Notwithstanding any other provision of this Certificate, Shares shall not be Transferred, and the Corporation shall not be required to register any Transfer of Shares on its books, unless the Corporation shall be reasonably satisfied prior to such Transfer that registration under the Securities Act of 1933, as amended and the applicable securities laws of any other jurisdiction is not required in connection with or as a result of the transaction resulting in such Transfer.

3. **LIMITATION ON NUMBER OF SHAREHOLDERS.** Notwithstanding anything set forth in this Certificate, or the compliance with any of the terms hereof, no Transfer of Shares shall be effective, and any such Transfer of Shares shall be deemed null and void, if, as a result of any such Transfer, the record number of holders of the Corporation's equity securities would exceed that number which would subject the Corporation to filing requirements under section 12(g) of the Securities Exchange Act of 1934 (or any successor or similar law).

4. **RIGHT OF FIRST REFUSAL.**

4.1. Grant. The Corporation has a right of first refusal with respect to any proposed transfer of any shares of Class F Common Stock. For purposes of this Section 4, the term "transfer" shall include any sale, assignment, pledge, hypothecation or other disposition of any shares of Class F Common Stock (referred to in this section as the "Target Shares") intended to be made by a shareholder (referred to in this section as the "Selling Shareholder"), but shall not include any of the permitted transfers under Section 5.

4.2. Notice of Intended Disposition. A Selling Shareholder who desires to effect a transfer shall promptly deliver to the Secretary of the Corporation written notice (the "Disposition Notice") of the transfer and the basic terms and conditions thereof, including the proposed purchase price.

4.3. Exercise of Right. The Corporation (together with its assignees, if applicable) shall, for a period of twenty (20) days following receipt of the Disposition Notice, have the right to purchase all, but not less than all, of the Target Shares specified in the Disposition Notice upon substantially the same terms and conditions specified therein. Such right shall be exercisable by written notice (the "Exercise Notice") delivered to the Selling Shareholder prior to the expiration of the twenty (20) day exercise period. The Corporation (or its assignees) shall effect the purchase of the Target Shares, including payment of the purchase price, not more than ten (10) business days after delivery of the Exercise Notice; and at such time the Selling Shareholder shall deliver to the Corporation the certificates representing the Target Shares to be purchased, properly endorsed for transfer (unless already in the possession of the Corporation). The Target Shares repurchased by the Corporation shall thereupon be canceled and cease to be issued and outstanding shares of the Corporation's Common Stock.

4.4. Non-Cash Consideration. Should the purchase price specified in the Disposition Notice be payable in property other than cash or evidences of indebtedness, the Corporation (or its assignees) shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property as determined by the Corporation in good faith. If the Selling Shareholder notifies the Corporation in writing that it does not agree with the valuation proposed by the Corporation within twenty (20) days after the Corporation's proposed valuation, the valuation shall be made by an appraiser of recognized standing selected by the Selling Shareholder and the Corporation (or its assignees), or, if they cannot agree on an appraiser within twenty (20) days after the Corporation's receipt of the Disposition Notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. If those two appraisers cannot agree on the third appraiser, the third appraiser shall be selected by the court having jurisdiction in the matter. The cost of such appraisal shall be borne by the Selling Shareholder. The closing shall then be held on the latter of (i) the fifth business day following delivery of the Exercise Notice or (ii) the 15th day after such cash valuation shall have been made.

4.5. <u>Non-Exercise of Right</u>. In the event the Exercise Notice is not given to the Selling Shareholder within twenty (20) days following the date of the Corporation's receipt of the Disposition Notice, the Selling Shareholder shall have a period of thirty (30) days thereafter, in which to sell or otherwise dispose of all of the Target Shares upon terms and conditions (including the purchase price) no more favorable to the third-party purchaser than those specified in the Disposition Notice.

4.6 <u>Involuntary Transfers</u>. In the event of any involuntary transfer, including but not limited to a transfer resulting from the divorce or bankruptcy of a shareholder or the enforcement of any debt, the Corporation shall have the same right of first refusal as if the involuntary transfer were a proposed sale by the shareholder, and the shareholder shall, upon effective notice to the Corporation of the involuntary transfer, be deemed to have delivered a Disposition Notice in accordance with section 4.2 at a price determined in good faith by the Board of Directors as representing the fair market value of the Target Shares.

5. PERMITTED TRANSFERS. The requirements of Section 4 (Right of First Refusal) will not apply to the following permitted transfers: (i) a transfer by gift of the Shares made to the shareholder's spouse or children, including adopted children, or to a trust for the exclusive benefit of the shareholder and/or the shareholder's spouse or children (provided that the trustee of such trust is the shareholder and/or the shareholder's spouse or children), (ii) a transfer of title to the Shares effected pursuant to the shareholder's will or the laws of intestate succession, (iii) a pledge in connection with indebtedness owed to the Corporation or (iv) a transfer approved by the Corporation's board of directors as not being within the intended scope of the right of first refusal described in Section 4.

6. CONVERSION. A holder of any shares of Class F Common Stock may, at any time, elect to convert such shares into an equal number of fully paid and nonassessable shares of Class A Common Stock, subject to the availability of authorized but unissued shares of Class A Common Stock. All shares of Class F Common Stock so converted will, as of the effective date of such conversion as declared by the Board, be no longer deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate as of such effective date, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends accrued but unpaid thereon.

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ARTICLE VII:

LIMITATION OF LIABILITY

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article shall not adversely affect any right or protection of a director under this Article that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE VIII:

INDEMNIFICATION

1. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the General Corporation Law of California, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law of California. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "**California law**" shall to that extent be deemed to refer to California law as so amended.

2. Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this Article in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE IX:

INITIAL ADDRESS

The initial street address and the initial mailing address of this corporation are: 1442 A Walnut St., #80, Berkeley, California 94709.

ARTICLE X:

AGENT FOR SERVICE OF PROCESS

The name and address in the State of California of the Corporation's initial agent for service of process is Irene Byrne, 1442 A Walnut St., #80, Berkeley, California 94709.

I declare that I am the person who executed this instrument, which execution is my act and deed.

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I declare that I am the person who executed this instrument, which execution is my act and deed.



Randy Ritchie, Manager of
Malibu Compost LLC and Incorporator

Colum Riley, Manager of
Malibu Compost LLC and Incorporator

Irene Byrne, Manager of
Malibu Compost LLC and Incorporator

